UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

STATION CASINOS, INC.

(Name of the Issuer)

Station Casinos, Inc.	Fertitta Colony Partners LLC
Frank J. Fertitta III	Fertitta Partners LLC
Lorenzo J. Fertitta	FCP VoteCo LLC
FCP Holding, Inc.
FC Investor, LLC
Thomas J. Barrack, Jr.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85768910-3

(CUSIP Number of Class of Securities)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 West Sahara Ave.,

Las Vegas, Nevada 89102

(702) 367-2411

Copies to:
Kenneth J. Baronsky	Rodrigo A. Guerra, Jr.
Milbank, Tweed, Hadley & McCloy LLP	Skadden, Arps, Slate, Meagher & Flom LLP
601 S. Figueroa St., 30th Floor	300 South Grand Avenue, Suite 3400
Los Angeles, California 90017	Los Angeles, California 90071
(213) 892-4000	(213) 687-5000

Thomas M. Cerabino
Willkie, Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

This statement is filed in connection with (check the appropriate box):

(a)    ☒  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)    ☐ The filing of a registration statement under the Securities Act of 1933.

(c)    ☐ A tender offer.

(d)    ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$ 5,321,739,470	$ 163,377.40

* Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 57,276,414 shares of Station common stock outstanding on June 20, 2007, and (ii) the merger consideration of $90.00 per share (equal to $5,154,877,260) and (b) an aggregate of $166,862,810 expected to be paid upon the cancellation of outstanding options having an exercise price less than $90.00 (the “Total Consideration”).

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was determined by multiplying 0.00003070 by the Total Consideration.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $163,389.71
Form or Registration No.: Schedule 14A
Filing Party: Station Casinos, Inc.
Date Filed: May 7, 2007

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Station Casinos, Inc., a Nevada corporation (“Station” or the “Company”), the issuer of the Station common stock, par value $0.01 per share, that is subject to the Rule 13e-3 transaction, (2) Frank J. Fertitta, III, Chairman of the Board of Directors and Chief Executive Officer of Station (“Frank Fertitta”), (3) Lorenzo J. Fertitta, Vice Chairman and President of Station (“Lorenzo Fertitta”), (4) Fertitta Colony Partners LLC (“Parent”), a Nevada limited liability company, (5) Fertitta Partners LLC (“Fertitta Partners”), a Nevada limited liability company, (6) FCP Holding, Inc., (“FCP HoldCo”), a Nevada corporation that is a wholly owned subsidiary of Parent, (7) FCP VoteCo LLC (“FCP VoteCo”), a Nevada limited liability company, (8) FC Investor, LLC (“FC Investor”), a Delaware limited liability company, and (9) Thomas J. Barrack, Jr. (“Thomas Barrack”).  Station, Frank Fertitta, Lorenzo Fertitta, Parent, Fertitta Partners, FCP HoldCo, FCP VoteCo, FC Investor and Thomas Barrack are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 23, 2007, by and among Station, Parent and FCP Acquistion Sub, a Nevada corporation (“Merger Sub”), as amended on May 4, 2007 (as amended, the “Merger Agreement”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Station, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 15.                            Additional Information.

Regulation M-A Item 1011

At a special meeting held on August 13, 2007, Station’s stockholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 23, 2007 and amended as of May 4, 2007, entered into among Station, Parent, and Merger Sub.

On November 7, 2007, Station filed Articles of Merger with the Secretary of State of the State of Nevada, pursuant to which Merger Sub was merged with and into Station, with Station continuing as the surviving corporation (the “Merger”), and issued shares of common stock of FCP VoteCo (the “New Share Issuance”).  As a result of the Merger and the New Share Issuance, Station is now directly owned by Parent, Fertitta Partners and FCP VoteCo.  At the effective time of the Merger, each share of Station common stock (other than shares of Station common stock owned by Parent, Merger Sub, FCP HoldCo, Fertitta Partners or any wholly-owned subsidiary of Station and other than shares of Station common stock held in treasury) was canceled and converted into the right to receive $90.00 in cash, without interest, and the separate existence of Merger Sub ceased.

Station common stock will cease trading on the New York Stock Exchange at market close on November 7, 2007, and will no longer be listed on any exchange or quotation system.  However, the surviving corporation will continue to file periodic reports with the Securities and Exchange Commission because the voting common stock of the surviving corporation is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and such reports may be required by indentures governing the outstanding indebtedness of the surviving corporation or applicable law.

Item 16.         Exhibits.

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(4)               Press release dated November 7, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2007	STATION CASINOS, INC.

	By:	/s/ Thomas M. Friel
	Name:	Thomas M. Friel
	Title:	Executive Vice President, Chief Accounting Officer
and Treasurer

Dated: November 6, 2007	FRANK J. FERTITTA, III

	By:	/s/ Frank J. Fertitta III
	Name:	Frank J. Fertitta III

Dated: November 6, 2007	LORENZO J. FERTITTA

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta

Dated: November 6, 2007	FERTITTA COLONY PARTNERS LLC

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta
	Title:	Vice President

Dated: November 6, 2007	FERTITTA PARTNERS LLC

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta
	Title:	Vice President

Dated: November 6, 2007	FCP HOLDING, INC.

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta
	Title:	Vice President

Dated: November 6, 2007	FCP VOTECO, LLC

	By:	/s/ Lorenzo J. Fertitta
	Name:	Lorenzo J. Fertitta
	Title:	Vice President

Dated: November 6, 2007	FC INVESTOR, LLC

	By:	/s/ Jonathan H. Grunzweig
	Name:	Jonathan H. Grunzweig
	Title:	Vice President

Dated: November 6, 2007	THOMAS J. BARRACK, JR.

	By:	/s/ Thomas J. Barrack, Jr.
	Name:	Thomas J. Barrack, Jr.